Exhibit 99.1

Interim Condensed Consolidated Financial Statements of

ABSOLUTE SOFTWARE CORPORATION

Three and nine months ended March 31, 2021 and 2020

(Unaudited)

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars unless otherwise noted) (Unaudited)

	Notes	March 31, 2021	June 30, 2020
ASSETS
CURRENT
Cash and cash equivalents	(Note 12)	$132,369,689	$29,727,498
Short-term investments	(Note 3)	359,833	17,350,152
Trade and other receivables	(Note 4)	25,421,877	28,990,235
Income tax receivable		803,243	111,769
Prepaid expenses and other		3,954,477	2,541,183
Contract acquisition assets – current	(Note 5)	8,317,211	7,501,339

		171,226,330	86,222,176
PROPERTY AND EQUIPMENT		5,463,741	5,563,327
RIGHT OF USE ASSETS	(Note 6)	10,667,436	9,181,927
DEFERRED INCOME TAX ASSETS	(Note 11)	23,784,698	22,278,745
CONTRACT ACQUISITION ASSETS	(Note 5)	6,100,007	5,842,845
GOODWILL		1,100,000	1,100,000

		$218,342,212	$130,189,020

LIABILITIES
CURRENT
Trade and other payables	(Note 7)	$22,646,001	$20,129,253
Income tax payable		19,771	382,041
Lease liabilities – current	(Note 8)	2,545,437	1,724,730
Deferred revenue – current	(Note 10(b))	89,617,799	80,843,795

		114,829,008	103,079,819
LEASE LIABILITIES	(Note 8)	9,902,355	8,411,101
DEFERRED REVENUE	(Note 10(b))	67,073,628	61,759,629

		191,804,991	173,250,549

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	(Note 9(b))	151,217,228	81,890,311
Equity reserve		40,330,067	38,523,835
Treasury shares		(263,840)	(263,840)
Accumulated other comprehensive income		460,690	—
Deficit		(165,206,924)	(163,211,835)

		26,537,221	(43,061,529)

		$218,342,212	$130,189,020

SUBSEQUENT EVENTS (Note 15)

Approved on behalf of the Board on May 11, 2021:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Income

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

		Three months ended March 31,		Nine months ended March 31,
	Notes	2021	2020	2021	2020
REVENUE		$30,653,645	$26,061,861	$89,006,457	$77,511,964
COST OF REVENUE	9(h)	3,891,256	3,383,347	10,361,863	9,638,979

GROSS MARGIN		26,762,389	22,678,514	78,644,594	67,872,985

OPERATING EXPENSES
Sales and marketing	9(h)	11,039,527	9,862,801	31,313,842	28,903,325
Research and development	9(h)	5,269,247	4,932,323	16,155,202	12,857,632
General and administration	9(h)	4,422,046	3,306,324	12,720,730	10,742,801
Stock-based compensation		2,806,346	1,397,670	7,953,128	3,634,856

		23,537,166	19,499,118	68,142,902	56,138,614

OPERATING INCOME		3,225,223	3,179,396	10,501,692	11,734,371

OTHER EXPENSE
Finance (expense) income, net		(15,844)	111,499	9,521	352,245
Interest expense – lease liabilities		(155,101)	(226,277)	(436,435)	(484,205)
Foreign exchange gain (loss)		(101,796)	270,775	(587,734)	217,530

		(272,741)	155,997	(1,014,648)	85,570

NET INCOME BEFORE INCOME TAXES		2,952,482	3,335,393	9,487,044	11,819,941
INCOME TAX EXPENSE	(Note 11)	(719,016)	(1,077,000)	(2,749,016)	(3,400,000)

NET INCOME		2,233,466	2,258,393	6,738,028	8,419,941
UNREALIZED GAIN (LOSS) ON DERIVATIVES, NET OF TAX		(129,348)	(247,861)	460,690	(247,861)

COMPREHENSIVE INCOME		$2,104,118	$2,010,532	$7,198,718	$8,172,080

BASIC INCOME PER SHARE		$0.05	$0.05	$0.15	$0.20

DILUTED INCOME PER SHARE		$0.04	$0.05	$0.14	$0.19

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING,
BASIC		49,334,291	42,417,785	46,962,167	42,003,168

DILUTED		52,357,542	44,844,730	49,944,614	44,371,728

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in United States dollars unless otherwise noted) (Unaudited)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
BALANCE, JUNE 30, 2019	41,645,552	$76,778,014	$36,744,933	$(359,973)	$—	$(163,778,642)	$(50,615,668)
Shares issued on options exercised	259,787	1,862,137	(378,584)	—	—	—	1,483,553
Shares issued under Employee Share Purchase Plan (“Prior ESOP”)	72,023	369,072	—	—	—	—	369,072
Shares issued under Performance and Restricted Share Unit plan (“RSU”)	524,878	2,611,839	(2,709,740)	96,133	—	—	(1,768)
Shares repurchased and cancelled under the Normal Couse Issuer Bid	(8,700)	(15,909)	—	—	—	(32,919)	(48,828)
Share-based compensation	—	—	3,469,875	—	—	—	3,469,875
Dividends paid	—	—	—	—	—	(7,568,855)	(7,568,855)
Unrealized loss on derivatives, net	—	—	—	—	(247,861)	—	(247,861)
Net income	—	—	—	—	—	8,419,941	8,419,941

BALANCE, MARCH 31, 2020	42,493,540	81,605,151	37,126,484	(263,840)	(247,861)	(162,960,475)	(44,740,540)
Shares issued on options exercised	26,481	199,648	(37,653)	—	—	—	161,995
Shares issued under RSU	15,474	85,511	(85,511)	—	—	—	—
Share-based compensation	—	—	1,520,515	—	—	—	1,520,515
Dividends paid	—	—	—	—	—	(2,466,128)	(2,466,128)
Unrealized gain on derivatives, net	—	—	—	—	247,861	—	247,861
Net income	—	—	—	—	—	2,214,768	2,214,768

BALANCE, JUNE 30, 2020	42,535,495	81,890,311	38,523,835	(263,840)	—	(163,211,835)	(43,061,529)
Shares issued for cash (Note 9(b))	6,272,727	68,999,997	—	—	—	—	68,999,997
Share issuance cost	—	(4,128,972)	—	—	—	—	(4,128,972)
Shares issued on options exercised	104,794	791,172	(146,870)	—	—	—	644,302
Shares issued under Employee Stock Ownership Plan	68,089	512,181	—	—	—	—	512,181
Shares issued under RSU	517,300	3,152,539	(4,391,846)	—	—	—	(1,239,307)
Share-based compensation	—	—	6,344,948	—	—	—	6,344,948
Dividends paid	—	—	—	—	—	(8,733,117)	(8,733,117)
Unrealized gain on derivatives, net	—	—	—	—	460,690	—	460,690
Net income	—	—	—	—	—	6,738,028	6,738,028

BALANCE, MARCH 31, 2021	49,498,405	$151,217,228	$40,330,067	$(263,840)	$460,690	$(165,206,924)	$26,537,221

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Condensed Consolidated Statements of Cash Flows

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

		Three months ended March 31,		Nine months ended March 31,
	Notes	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income		$2,233,466	$2,258,393	$6,738,028	$8,419,941
Items not involving cash
Depreciation of property and equipment		802,391	844,560	2,480,040	2,515,754
Amortization of right of use assets	(Note 6)	662,360	636,741	1,758,862	1,463,414
Amortization of contract acquisition assets	(Note 5)	2,895,534	2,021,403	8,067,989	6,374,302
Share-based compensation	(Note 9(h))	2,806,346	1,397,670	7,953,128	3,634,856
Deferred income taxes	(Note 11)	(58,008)	384,797	(136,568)	(91,599)
Interest		155,100	—	399,369	—
Unrealized gain on short-term investments		—	(53,716)	—	(252,988)
Unrealized foreign exchange loss		82,441	(405,906)	564,124	(349,044)
Change in non-cash working capital
Trade and other receivables		(3,134,230)	(1,353,255)	3,568,358	4,608,948
Income tax receivable		(257,952)	(329,587)	(691,474)	269,559
Prepaid expenses and other		1,322,063	(394,896)	(1,413,294)	767,821
Contract acquisition assets incurred	(Note 5)	(2,715,166)	(1,971,869)	(9,141,023)	(5,064,558)
Trade and other payables		(121,169)	1,947,603	1,632,014	(1,865,959)
Income tax payable		(3,006)	6,490	(362,270)	42,082
Accrued warranty		3,509	(56,867)	(111,491)	(267,452)
Deferred revenue		2,602,587	(1,196,524)	14,088,003	(6,818,793)

CASH FROM OPERATING ACTIVITIES		7,276,266	3,735,037	35,393,795	13,386,284

INVESTING ACTIVITIES
Purchase of property and equipment		(1,780,180)	(862,537)	(2,873,574)	(3,225,099)
Lease incentive received		67,939	—	67,939	—
Proceeds from maturities of short-term investments		—	11,149,338	17,027,384	34,429,338
Purchase of short-term investments		—	(9,453,985)	—	(35,035,761)

CASH FROM (USED IN) INVESTING ACTIVITIES		(1,712,241)	832,816	14,221,749	(3,831,522)

FINANCING ACTIVITIES
Dividends paid	(Note 9(g))	(3,140,891)	(2,547,049)	(8,733,117)	(7,568,855)
Tax remittances on share-based compensation		(1,239,318)	—	(1,239,318)	—
Issuance of common shares	(Note 9(b))	684,813	704,244	70,386,357	1,760,505
Share issuance costs		(377,564)	—	(5,498,357)	—
Repurchase of common shares for cancellation		—	(48,828)	—	(48,828)
Payment of lease liabilities	(Note 8)	(793,257)	(452,475)	(2,000,910)	(1,280,202)

CASH FROM (USED IN) FINANCING ACTIVITIES		(4,866,217)	(2,344,108)	52,914,655	(7,137,380)

FOREIGN EXCHANGE EFFECT ON CASH		47,662	(281,393)	111,992	(214,145)

INCREASE IN CASH AND CASH EQUIVALENTS		745,470	1,942,352	102,642,191	2,203,237
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		131,624,219	18,951,424	29,727,498	18,690,539

CASH AND CASH EQUIVALENTS, END OF PERIOD		$132,369,689	$20,893,776	$132,369,689	$20,893,776

SUPPLEMENTAL CASH FLOW INFORMATION (NOTE 12)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

1.	NATURE OF OPERATIONS

Absolute Software Corporation (the “Company”) was incorporated under the predecessor statue of the British Columbia Business Corporation Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of a cloud-based service that supports the management and security of computing devices, applications, and data for a variety of organizations globally. The Company’s differentiated technology is rooted in its patented Persistence® technology, which is embedded in the firmware of laptop, desktop, and tablet devices by almost every major global computer manufacturer. Enabling a permanent digital tether between the endpoint and the organization that distributed it, the Company provides IT and security personnel with connectivity, visibility, and control, whether a device is on or off the corporate network, and empower them with Self-Healing Endpoint™ security to ensure mission critical applications remain healthy and deliver intended value. The Company markets its solutions through PC OEMs, distributors, value added resellers, and directly to its customers, who include corporations, government entities, educational institutions, and consumers. While the majority of the Company’s sales are generated in North America, the Company’s products are also available internationally through resellers in Europe, the Middle East and Africa, as well as the Asia-Pacific and Latin American regions. The Company’s head office and principal address is Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49211, Vancouver, British Columbia, Canada, V7X 1K8. The Company trades on the TSX and the Nasdaq under the symbol “ABST”.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended June 30, 2020.

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2020. Interim results are not necessarily indicative of the results expected for the fiscal year.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Significant accounting judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 2(c)), that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements, are related to:

i)	the determination of the functional currency for the Company and its subsidiaries;

ii)	the determination of the ranges of the Standalone Selling Prices of its subscription revenues; and

iii)	the determination of the Standalone Selling Price of its professional services revenues.

(c)	Key sources of estimation uncertainty

The preparation of these interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The interim consolidated financial statements include estimates which, by their nature, are uncertain.

The impacts of such estimates are pervasive throughout the interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the date of the statement of financial position, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:

•	the assessment of the carrying values of allowances for unrecoverable accounts receivable and assets;

•	the assessment of the Company’s incremental borrowing rate related to the recognition of lease liabilities;

•	the assessment of renewal and termination options related to the recognition of right of use assets and lease liabilities;

•	the inputs used in accounting for share-based compensation in the statement of operations and comprehensive income;

•	the recognition and recoverability of the Company’s deferred tax assets; and

•	the evolving and future impacts of the global COVID-19 pandemic.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Adoption of Future Accounting Standards

Certain pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company’s consolidated financial statements upon adoption.

3.	SHORT-TERM INVESTMENTS

The Company’s short-term investments are comprised of the following:

	March 31. 2021	June 30, 2020
Investment grade securities	$—	$16,990,320
Term deposits	359,833	359,832

	$359,833	$17,350,152

4.	TRADE AND OTHER RECEIVABLES

The Company’s trade and other receivables are comprised of the following:

	March 31, 2021	June 30, 2020
Trade receivables	$24,870,708	$28,882,013
Other receivables	866,265	423,318
Allowance for doubtful accounts	(315,096)	(315,096)

	$25,421,877	$28,990,235

At March 31, 2021, 2% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2020 – 1%). As at March 31, 2021, 45%, 23%, and 20% (June 30, 2020 – 55%, 16%, and 16%) of the receivable balances are owing from three OEM and distributor partners.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

5.	CONTRACT ACQUISITION ASSETS

The following table provides a reconciliation of contract acquisition assets for the nine months ended March 31, 2021 and the year ended June 30, 2020:

	March 31, 2021	June 30, 2020
Balance, beginning of period	$13,344,184	$11,905,831
Contract acquisition costs incurred	9,141,022	10,032,390
Amortization	(8,067,988)	(8,594,037)

Balance, end of period	14,417,218	13,344,184
Less: current portion	(8,317,211)	(7,501,339)

	$6,100,007	$5,842,845

6.	RIGHT OF USE ASSETS

The following table provides a reconciliation of right of use assets for the nine months ended March 31, 2021 and the year ended June 30, 2020:

	March 31, 2021	June 30, 2020
Balance, beginning of period	$9,181,927	$8,917,373
Additions	3,244,371	2,194,817
Amortization	(1,758,862)	(1,930,263)

Balance, end of period	$10,667,436	$9,181,927

7.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are comprised of the following:

	March 31, 2021	June 30, 2020
Payroll and employee benefits	$7,487,653	$9,669,919
Trade payables	4,670,321	4,173,555
Deferred share units	4,476,185	3,684,643
Customer deposits	4,085,775	1,686,813
Accrued liabilities	1,647,797	527,374
Accrued warranty	21,509	133,000
Sales taxes payable	256,761	253,949

	$22,646,001	$20,129,253

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

8.	LEASE LIABILITIES

The following table provides a reconciliation of lease liabilities for the nine months ended March 31, 2021 and the year ended June 30, 2020:

	March 31, 2021	June 30, 2020
Balance, beginning of period	$10,135,831	$9,699,651
Additions	3,312,312	2,465,218
Principal payments on lease liabilities	(2,000,910)	(2,351,819)
Interest payments on lease liabilities	436,435	619,398
Unrealized foreign exchange loss on lease liabilities	564,124	(296,617)

Balance, end of period	12,447,792	10,135,831
Less: current portion	(2,545,437)	(1,724,730)

	$9,902,355	$8,411,101

9.	SHARE CAPITAL

(a)	Authorized

100,000,000 common shares, no par value

(b)	Issued and outstanding

On October 30, 2020, the Company completed an underwritten public offering in the United States of America and Canada of 6,272,727 common shares at a price of $11.00 per common share, for aggregate gross proceeds of $68,999,997. Costs of the underwriting fees and expenses were $5,120,793.

During the nine months ended March 31, 2021, the Company issued 104,794 common shares on exercise of employee stock options for total proceeds of $644,302. An amount of $146,870 related to the original fair value of the options was transferred from equity reserve to common shares upon exercise.

During the nine months ended March 31, 2021, the Company issued 68,089 common shares pursuant to its Employee Share Ownership Plan (the “ESOP”) for total proceeds of $512,181.

During the nine months ended March 31, 2021, the Company issued 517,300 common shares pursuant to its Performance and Restricted Share Unit (“PRSU”) Plan with a fair value of $3,152,539.

During the nine months ended March 31, 2020, the Company issued 259,787 common shares on exercise of employee stock options for total proceeds of $1,483,553. An amount of $378,584 related to the original fair value of the options was transferred from equity reserve to common shares upon exercise.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

9.	SHARE CAPITAL (Continued)

During the nine months ended March 31, 2020, the Company issued 72,023 common shares pursuant to its prior employee share ownership plan (the “Prior ESOP”) for total proceeds of $369,072.

During the nine months ended March 31, 2020, the Company issued 524,878 common shares pursuant to its PRSU Plan with a fair value of $2,709,740.

(c)	Stock Option Plan

The Company’s share-based compensation plans include an Employee Stock Option Plan (“Option Plan”).

In 2001, the Company’s Board of Directors adopted the Option Plan (as amended in 2007, 2009, 2015 and 2018). Under the Option Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the Company’s other stock-based compensation plans (note 9(f)). On this basis, at March 31, 2021, the maximum number of common shares available under the Option Plan was 3,022,695 (June 30, 2020 – 2,324,924), of which 2,338,368 remained available for grant thereunder. Stock options outstanding as at March 31, 2021 have a weighted average term to expiry of 4.5 years. There have been no stock options granted during the nine months ended March 31, 2021 or 2020.

Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors, in accordance with the Option Plan. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

The following table summarizes activity under the Option Plan for the nine months ended March 31, 2021 and 2020:

	Nine months ended March 31,
	2021		2020
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	791,171	$7.87	1,151,213	$7.83
Exercised	(104,794)	8.07	(257,537)	7.71
Forfeited	(1,800)	7.46	(60,724)	7.50
Expired	(250)	9.16	(13,425)	7.04

Outstanding, end of period	684,327	$7.84	819,527	$7.90

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

9.	SHARE CAPITAL (Continued)

(d)	Performance and Restricted Share Unit Plan

The Company’s share-based compensation plans also include a PRSU Plan. Under the PRSU Plan, the Company may issue Performance Share Units (“PSU”s) and Restricted Share Units (“RSU”s).

In 2016, the Company’s shareholders ratified the PRSU Plan (as amended in 2018). Under the PRSU Plan, the maximum number of common shares reserved for issuance is limited to 12% of the number of common shares outstanding, less the amount that are issuable under the Company’s other stock-based compensation plans (note 9(f)), and the Phantom Share Unit Plan. On this basis, at March 31, 2021 3,149,528 (June 30, 2020 – 3,963,088) common shares were eligible for grant under the PRSU Plan, of which 2,338,368 remained available for grant thereunder.

In addition, the Company has a Market-based PRSU Plan (“Market PRSU Plan”). Shares issued pursuant to the Market PRSU Plan will be acquired, at the Company’s election, under the terms of permissible share buyback mechanisms and will not be issued from treasury.

Terms and conditions of PSUs and RSUs granted are determined by the Board of Directors in accordance with the PRSU Plan.

Performance Share Units

Under the PRSU Plan, PSUs are issued to eligible persons and typically vest after a three year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted. The expiry date of the PSU grants is generally December 31 of the tenth year from the date of grant. PSU’s outstanding as at March 31, 2021 have a weighted average term to expiry of 4.2 years.

The following table summarizes PSU activity under the PRSU Plan for the nine months ended March 31, 2021 and 2020:

	Nine months ended March 31,
	2021	2020
	Number of units	Number of units
Outstanding, beginning of period	617,373	312,404
Granted	226,757	440,281
Exercised	(17,570)	(18,910)
Forfeited	(15,400)	(116,061)

Outstanding, end of period	811,160	617,714

None of the outstanding PSUs at March 31, 2021 were issued pursuant to the Market PRSU Plan.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

9.	SHARE CAPITAL (Continued)

Fair values – Performance Share Units

The total fair value of PSUs granted under the PRSU Plan in the nine months ended March 31, 2021 was $2,637,215 (2020 - $3,414,143). The weighted average grant date fair value of PSUs granted during the nine months ended March 31, 2021 was $12.14 (2020 - $7.90). At March 31, 2021, none of the outstanding PSUs had vested.

The adjustment factor will be performance. The fair value of the PSUs granted was estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future market and Company performance conditions.

Restricted Share Units

Under the PRSU Plan, RSUs are issued to eligible persons and typically vest in tranches over a three year period (33.3% vesting on each anniversary date). The expiry date of the RSU grants is generally December 31 of the year in which the tranche vests.

The following table summarizes RSU activity under the PRSU Plan for the nine months ended March 31, 2021 and 2020:

	Nine months ended March 31,
	2021	2020
	Number of units	Number of units
Outstanding, beginning of period	1,811,963	1,282,298
Granted	693,394	1,112,451
Released	(585,413)	(506,958)
Forfeited	(95,901)	(215,623)

Outstanding, end of period	1,824,043	1,672,168

RSU’s outstanding at March 31, 2021 have a weighted average term to expiry of 2.2 years. None of the outstanding RSUs at March 31, 2021 were issued pursuant to the Market PRSU Plan.

Fair values – Restricted Share Units

The total fair value of RSUs granted under the PRSU Plan in the nine months ended March 31, 2021 was $7,922,091 (2020 - $6,891,806). The weighted average grant date fair value of RSUs granted during the nine months ended March 31, 2021 was $11.87 (2020 - $6.36). At March 31, 2021, 200,526 of the outstanding RSUs had vested.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

9.	SHARE CAPITAL (Continued)

The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.

(e)	Deferred Share Unit Plan

The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share-based compensation plan.

In 2016, the Company’s shareholders ratified the DSU Plan. Terms and conditions of DSUs granted are determined by the Board of Directors.

Under the DSU Plan, DSUs are issued to eligible persons and generally vest over a one year period (25% per three months). DSUs are not eligible for redemption until the unitholder ceases to be an eligible person. The term of the DSU grants is coterminous with the date the unitholder ceases to be an eligible person.

The following table summarizes activity under the DSU Plan for the nine months ended March 31, 2021 and 2020:

	Nine months ended March 31,
	2021	2020
	Number of units	Number of units
Outstanding, beginning of period	377,612	340,862
Granted	5,245	82,320
Released	(60,365)	(48,312)

Outstanding, end of period	322,492	374,870

Fair values – Deferred Share Units

The total fair value of DSUs granted under the DSU Plan in the nine months ended March 31, 2021 was $72,743 (2020 - $448,953). The weighted average grant date fair value of DSUs granted during the nine months ended March 31, 2021 was $13.87 (2020 - $6.08). The fair value owing was marked to market at March 31, 2021, and as a result, at that date, the total liability carried within Accounts Payable and Accrued Liabilities related to the DSU Plan was $4,476,185 (June 30, 2020 - $3,684,643).

(f)	Employee Share Ownership Plan and Prior ESOP

The Company’s share-based compensation plans also include the ESOP.

In 2020, the Company’s shareholders ratified the ESOP. Previous to December 31, 2019, the Company had the Prior ESOP, which was adopted in 2004.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

9.	SHARE CAPITAL (Continued)

The terms of the ESOP allow employees to purchase up to 350,000 common shares from treasury at a 15% discount from the market price. Each employee can allocate an annual maximum of CAD $15,000 per year to the purchase of common shares through two, six month offering periods per year. The ESOP became effective January 1, 2020, and on that date, the Prior ESOP lapsed.

During the nine months ended March 31, 2021, 68,089 common shares (2020 – 72,023 common shares under the Prior ESOP) were issued from treasury under the ESOP at a weighted average price of $7.52 (2020—$5.23) per share.

As a result, at March 31, 2021, 281,911 common shares were available for grant under the ESOP.

(g)	Dividends

In the nine months ended March 31, 2021, the Company declared three quarterly dividends of CAD$0.08 per share on its common shares, amounting to $8,733,117. The dividends were paid in cash to shareholders of record at the close of business on August 12, 2020, November 13, 2020, and February 12, 2021 respectively.

In the nine months ended March 31, 2020, the Company declared three quarterly dividends of CAD$0.08 per share on its common shares, amounting to $7,568,855. The dividends were paid in cash to shareholders on August 29, 2019, November 29, 2019 and February 28, 2020.

(h)	Share-based compensation

The Company’s share-based compensation for the three and nine months ended March 31, 2021 and 2020 was comprised as follows:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Restricted share units	$1,620,177	$1,016,826	$4,872,880	$2,572,870
Performance share units	474,231	363,522	1,291,675	728,661
Stock option plan	26,732	43,661	89,916	127,374
Employee share purchase plan	30,732	13,641	90,476	40,971
Deferred share unit plan	654,474	(39,980)	1,608,181	164,980

	$2,806,346	$1,397,670	$7,953,128	$3,634,856

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

9.	SHARE CAPITAL (Continued)

The Company’s share-based compensation was attributable to the following areas for the three and nine months ended March 31, 2021 and 2020:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Cost of revenue	$378,934	$116,882	$1,026,667	$262,621
Sales and marketing	817,874	645,268	2,458,452	1,591,896
Research and development	404,169	336,384	1,174,658	837,927
General and administration	1,205,369	299,136	3,293,351	942,412

	$2,806,346	$1,397,670	$7,953,128	$3,634,856

(i)	Treasury shares

During 2017, the Company acquired 104,567 treasury shares for a total cost of $499,443. The treasury shares are presented as a component of shareholder’s deficiency. The treasury shares were purchased pursuant to a TSX Normal Course Issuer Bid order to fund the Company’s Market PRSU Plan (note 9(d)). As a result, at March 31, 2021, the Company held 60,942 treasury shares with a cost of $263,840 (2020 - $263,840).

10.	REVENUE

(a)	Disaggregated revenue

The table below provides a disaggregation of our overall revenues for the three and nine months ended March 31, 2021 and 2020:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Cloud services	$28,578,954	$24,068,921	$82,626,371	$71,516,823
Managed services	1,117,049	1,054,026	3,583,577	3,068,504

	29,696,003	25,122,947	86,209,948	74,585,327
Professional services	89,664	97,430	180,490	309,957
Other	867,978	841,484	2,616,019	2,616,680

	$30,653,645	$26,061,861	$89,006,457	$77,511,964

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

10.	REVENUE (Continued)

(b)	Deferred revenue

The following table provides a reconciliation of deferred revenue balances to invoiced billings, revenue, and other adjustments for the nine months ended March 31, 2021 and comparative balance sheet information for the year ended June 30, 2020:

	March 31, 2021	June 30, 2020
Balance, beginning of period	$142,603,424	$134,427,961
Billings	103,094,460	112,846,232
Revenue recognized	(89,006,457)	(104,670,769)

Balance, end of period	156,691,427	142,603,424
Less: current portion	(89,617,799)	(80,843,795)

	$67,073,628	$61,759,629

In the nine months ended March 31, 2021, revenue recognized included $67,156,909 (2020 – $62,912,018) that was included in deferred revenue at the beginning of the period.

The Company’s deferred revenue is scheduled to be recognized in the years ended June 30, as follows:

2021	$28,811,461
2022	72,504,836
2023	35,849,089
2024	15,084,015
2025	4,442,026

$156,691,427

11.	INCOME TAXES

The Company operates in various tax jurisdictions, and accordingly, the Company’s income is subject to varying rates of tax. Losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. The Company’s ability to use income tax losses and deferred income tax deductions is dependent upon the profitable operations of the Company in the tax jurisdictions in which such losses or deductions arise. The Company’s interim tax provisions are estimated based on the expected effective tax rates applicable to the Company’s operations for the year ended June 30, 2020.

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

11.	INCOME TAXES (Continued)

The Company’s income tax expense was comprised as follows:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Current income tax recovery (expense)	$(887,008)	$(684,000)	$(3,553,008)	$(1,123,000)
Deferred income tax (expense) recovery	167,992	(393,000)	803,992	(2,277,000)

	$(719,016)	$(1,077,000)	$(2,749,016)	$(3,400,000)

Income tax expense for the three and nine months ended March 31, 2021 and 2020 differs from that calculated by applying statutory rates for the following reasons:

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Income before income taxes	$2,952,482	$3,335,556	$9,487,045	$11,820,104
Combined Federal and Provincial income tax rate	27%	27%	27%	27%

Expected tax expense at statutory rate	(797,170)	(900,600)	(2,561,502)	(3,191,428)
Permanent differences	337,958	(33,987)	(23,389)	(217,987)
Foreign income tax effected at lower rates	(8,722)	36,577	6,321	85,777
Impact on deferred income tax assets of changes in foreign exchange rates	6,000	(58,000)	85,000	(23,000)
Income applied to previously unrecognized tax assets	927	(569)	2,563	736
Amounts (under) over provided for in prior years	(258,009)	(120,421)	(258,009)	(54,098)

Total income tax expense	$(719,016)	$(1,077,000)	$(2,749,016)	$(3,400,000)

At March 31, 2021, the Company had total net deferred tax assets of $23,784,698 (June 30, 2020 - $22,278,745), primarily related to deferred revenue balances, current income tax receivable of $803,243 (June 30, 2020 – $111,769), primarily related to tax instalments paid, and current taxes payable of $19,771 (June 30, 2020 - $382,041) in other foreign jurisdictions. In the three and nine months ended March 31, 2021 and 2020, the Company’s current tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”).

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carry-forward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

11.	INCOME TAXES (Continued)

assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities may result in material adjustments to net income or loss, deferred tax assets and operating loss carry-forwards.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Composition of cash and cash equivalents

	March 31, 2021	June 30, 2020
Cash	$58,461,469	$24,672,338
Cash equivalents	73,908,220	5,055,160

	$132,369,689	$29,727,498

Other cash flow information

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Cash paid for income taxes	$35,178	$450,000	$1,577,974	$679,323
Cash received from income taxes	$—	$—	$1,341	$256,778
Non-cash investing and financing activities
Accrued purchases of property and equipment, net	$50,618	$(272,646)	$(493,119)	$952,652
Additions to ROU asset and lease liability, net	$—	$250,741	$—	$750,741

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

13.	FINANCIAL INSTRUMENTS

The fair value and notional amount of derivative financial instruments outstanding are comprised of the following:

	Derivative Assets
	March 31, 2021	June 30, 2020
Fair value of derivatives designated as cash flow hedges	$460,690	$—
Notional amount	$9,600,000	$—

During the nine months ended March 31, 2021, $422,798 (March 31, 2020—$nil) in hedging gains have been recognized in operating expenses. The fair values of derivative assets are measured using Level 2 fair value inputs. Derivative assets are included in trade and other receivables.

(a)     Foreign exchange

The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. These contracts have been designated as cash flow hedges. The maturity dates of these instruments range from April 2021 to August 2021. As at March 31, 2021, the net unrealized gain on these forward contracts was $460,690 (June 30, 2020 – $nil). Unrealized gains were recorded in trade and other receivables and other comprehensive income (“OCI”). As at March 31, 2021, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.

For the three and nine months ended March 31, 2021, a loss of $129,349 and a gain of $460,690 respectively relating to the effective portion was recognized in OCI and there was $nil reclassified from OCI into income relating to the ineffective portion.

(b)     Credit risk

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be $nil. As at March 31, 2021, the Company had a credit risk exposure to counterparties with outstanding or unsettled foreign exchange derivative instruments of $460,690 on a notional amount of $9,600,000 relating to derivative assets (June 30, 2020 – $nil).

ABSOLUTE SOFTWARE CORPORATION

Notes to the Condensed Consolidated Financial Statements

Three and nine months ended March 31, 2021 and 2020

(Expressed in United States dollars unless otherwise noted) (Unaudited)

14.	SEGMENTED INFORMATION

Entity wide disclosures

Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right of use assets and goodwill.

	Three months ended March 31,		Nine months ended March 31,
	2021	2020	2021	2020
Revenue
United States	$25,590,861	$22,247,881	$74,602,717	$66,437,257
Rest of world	4,654,352	3,286,472	12,945,027	9,524,774
Canada	408,432	527,508	1,458,712	1,549,933

	$30,653,645	$26,061,861	$89,006,456	$77,511,964

	March 31, 2021	June 30, 2020
Long-lived assets
Canada	$11,631,122	$12,201,188
United States and rest of world	11,700,062	9,486,911

	$23,331,184	$21,688,099

15.	SUBSEQUENT EVENTS

Quarterly dividend

On April 20, 2021, we declared a quarterly dividend of CAD$0.08 per share on our Common Shares, payable in cash on May 28, 2021 to shareholders of record at the close of business on May 14, 2021.